

DIVISION OF
CORPORATION FINANCE

February 5, 2008

Via Mail and Fax

Byung Yim
President, Chief Executive Officer and Chief Financial Officer
TRB Systems International, Inc.
c/o Alenax (Tianjin) Corp.
Rome Garden Bldg-1, Suite #1302
1 Young An-Road, Hexi-District
Tianjin (300024), China

   RE: TRB Systems International, Inc.
     Form 10-QSB for the Period Ended September 30, 2007
     File Number: 333-07242

Dear Mr. Yim:

   We have reviewed your correspondence dated January 15, 2008 and have the following comment. If you disagree with our comment, we will consider your explanation as to why. After reviewing this information, we may have additional comments. Please file your response to our comment via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-QSB for the Period Ended September 30, 2007

1. Refer to your response to our prior comment number 1. Given the lack of fulfillment on your part in regard to the related agreement(s) and the substantial passage of time without collection, we believe that your accounts receivable are uncollectible. Accordingly, please write-off your accounts receivable to bad debt expense in the quarter ended December 31, 2007.

   You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

          Sincerely,

          Michael Fay
          Branch Chief